EARLY WARNING NEWS RELEASE

(Montréal, February 6, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) announces that it has subscribed for and received from Algold Resources Ltd. (TSXV:ALG) (“Algold”) 14,285,714 units of Algold at a price of $0.14 per unit (the “Units”) by way of a private placement of Algold, for an aggregate subscription price of $1,999,999.96 (the “Private Placement”’).

Each Unit is comprised of one (1) common share of Algold (“Share”) and one (1) common share purchase warrant of Algold (“Warrant”) entitling the holder thereof to purchase one (1) additional common share of Algold at a price of $0.20 per common share for a period of 36 months from the closing of the Private Placement.

Immediately prior to the closing of the Private Placement, Osisko did not have beneficial ownership of, or control and direction over, any common shares of Algold.

Immediately following the closing of the Private Placement, Osisko owns beneficial ownership of, or control and direction over:

(a)	14,285,714 Shares, representing approximately 6.65% of Algold’s issued and outstanding common shares;

(b)

14,285,714 Warrants representing, together with the 14,285,714 Shares, approximately 12.48% of the number of Algold’s issued and outstanding common shares on a partially diluted basis (assuming only the exercise of the 14,285,714 Warrants held by Osisko).

Osisko acquired the Units described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire or dispose of shares and/or other equity, debt or other securities or instruments (collectively, the “Securities”) of Algold in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Algold and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under Algold’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 12.7% interest in Falco Resources Ltd. and a 32.7% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com